Exhibit G-1

                             Proposed Form of Notice

SECURITIES AND EXCHANGE COMMISSION

(Release No. 35 -            )

Filings under the Public Utility Holding Company Act of 1935 ("Act")
                         , 2003

         Notice is hereby given that the following filing(s) has/have been made with the Commission pursuant to the provisions of the Act and rules promulgated under the Act. All interested persons are referred to the application(s) and/or declaration(s) for complete statements of the proposed transaction(s) is/are available for public inspection through the Commission's Branch of Public Reference.

     Interested persons wishing to comment or request a hearing on the application(s) and/or declaration(s) should submit their views in writing by , 2003, to the Secretary, Securities and Exchange Commission, Washington, D.C. 20549-0609, and serve a copy on the relevant applicant(s) and/or declarant(s) at the address(es) specified below. Proof of service (by affidavit or, in the case of an attorney at law, by certificate) should be filed with the request. Any request for hearing should identify specifically the issues of fact or law that are disputed. A person who so requests will be notified of any hearing, if ordered, and will receive a copy of any notice or order issued in the matter.
After          , 2003, the application(s) and/or declaration(s), as filed or as amended, may be granted and/or permitted to become effective.


E.ON AG, et al

         E.ON AG ("E.ON"), located at E.ON-Platz 1, 40479 Dusseldorf, Germany, a registered holding company, has submitted an application with the Commission pursuant to Section 5(d) of the Act.

         E.ON currently owns LG&E Energy Corp. ("LG&E Energy"), a public utility holding company exempt by order under Section 3(a)(1) of the Act, which in turn owns two public utility companies, Louisville Gas and Electric Company ("LG&E") and Kentucky Utilities Company ("KU"). E.ON indirectly holds these utility interests through the Powergen chain of companies: Powergen US Holdings Limited, Powergen US Investments, Powergen Luxembourg Holdings sarl and Powergen Luxembourg sarl (the "Powergen Intermediate Holding Companies")

         By order dated June 14, 2002, (E.ON AG, et al., Holding Co. Act Release No. 27539), (the "2002 Order"), the SEC authorized E.ON to acquire all of the issued and outstanding common stock of Powergen and, through the acquisition of Powergen, LG&E Energy and its public utility subsidiaries, LG&E and KU (the "Acquisition"). On July 1, 2002, E.ON consummated the Acquisition and registered as a holding company under Section 5 of the Act.

         Under the 2002 Order, E.ON also was authorized to complete a reorganization (following the Acquisition) whereby the ownership of E.ON US


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Investments Corps. (formerly, Powergen US Investments Corps., "EUSIC"), an intermediate holding company of Powergen and the immediate parent company of LG&E Energy, would be transferred to E.ON U.S. Verwaltungs GmbH ("E.ON US"), a direct subsidiary of E.ON, in exchange for cash or a note. Following the reorganization, E.ON would hold all of the outstanding voting stock of LG&E Energy through E.ON US and EUSIC, and E.ON US would register as a holding company. EUSIC would remain a registered holding company under the Act by virtue of its indirect ownership interest in LG&E and KU, both public utility companies. Consequently, the Powergen Intermediate Holding Companies would cease to hold voting interests in LG&E Energy directly or indirectly and thereby cease to be holding companies of any public utility company. The Commission reserved jurisdiction over the proposed deregistration of the Powergen Intermediate Holding Companies until the completion of the reorganization.

         Since the Acquisition, ownership of EUSIC has been transferred from Powergen Luxembourg Holdings sarl (10%) and Powergen Luxembourg Investments sarl (90%) to Powergen Luxembourg sarl. In addition, Powergen Luxembourg Investments sarl has been liquidated. On March 1, 2003, Powergen Luxembourg sarl transferred 99.5% of its shareholding in EUSIC to E.ON US for cash (the "Transfer") as proposed in Amendment No. 3 to the Form U-1 Application-Declaration filed on June 11, 2002 (the "Original Financing Application") and approved in Holding Co. Act Release No. 27654 (Feb. 21, 2003). Powergen Luxembourg sarl retained one (1) voting share that constitutes 0.5% of the ownership in EUSIC in order to preserve certain tax efficiencies under the laws of Luxembourg.

          E.ON and the Powergen Intermediate Holding Companies ("Applicants") request that the Commission unconditionally approve the deregistration of Powergen US Holdings Limited, Powergen US Investments, Powergen Luxembourg Holdings sarl and Powergen Luxembourg sarl and issue an order to such effect pursuant to Section 5(d) of the Act.

         Applicants stated that upon completion of the Transfer, the Powergen Intermediate Holding Companies ceased ownership, direct or indirect, of any significant or material interests in EUSIC and LG&E Energy and its public utility subsidiaries. E.ON's indirect ownership of less than 1% of the voting interest in EUSIC and, consequently, in LG&E Energy, is immaterial and does not affect the U.S. utility operations of LG&E Energy.

         Applicants further stated that the Powergen Intermediate Holding Companies were formed to effect Powergen's acquisition of LG&E Energy on a tax efficient basis and continue to serve as financing conduits, enabling E.ON and Powergen to preserve certain efficient financing arrangements since the Acquisition. These intermediary companies, including Powergen Luxembourg sarl which holds a residual 0.5% in EUSIC, (i) cannot exert any influence over the management or policies of E.ON US, which directly holds the ownership interests of LG&E Energy and its public utility subsidiaries, and (ii) do not have authorization to issue securities externally. Thus, Powergen Luxembourg sarl's indirect minority interest (through EUSIC) in a U.S. public utility company does not warrant finding Powergen Luxembourg sarl to be a holding company within the meaning of Section 2(a)(7) of the Act.

         Applicants stated that the authorization requested satisfies the applicable provisions of the Act and that no adverse findings are appropriate or necessary and that the proposed deregistration is not detrimental to the public interest or the interest of investors or consumers.



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         For the Commission by the Division of Investment Management, pursuant to delegated authority.




                                                             Jonathan G. Katz
                                                             Secretary




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